WESTERN WIND ENERGY CORP.
632 Foster Avenue	Telephone: 604.839.4192
Coquitlam, BC V3J 2L7	Facsimile: 604.939.1292
www.westernwindenergy.com
N E W S R E L E A S E
August 31, 2007
Toronto Stock Exchange (Venture) Symbol: "WND"
Issued and Outstanding: 25,969,859
DEFAULT STATUS REPORT

The following is a Default Status Report of Western Wind Energy Corp. (the "Company") relating to the Company's Notice of Default contained in its news release of June 8, 2007 (the "Notice of Default"). In accordance with Appendix B of CSA Policy 57-301:

The Company advises that there is no material change in the information contained in the Notice of Default.

  Management of the Company has been informed that the review of the Company's audited financial statements and management discussion and analysis for the period ended January 31, 2007, has been substantially completed and, subject to completion of the internal independent review process of the Company's auditor, should be available for publication early next week. During the 2007 audit process, certain deficiencies were noted in the 2006 financial statements. Restated financial statements for the period ended January 31, 2006, including amended management discussion and analysis for the period, has been filed by the Company since its last Default Status Report, and the Company's 2006 20F Annual Report has been filed with the US Securities and Exchange Commission.

  The Company advises that, as a result of its inability to file audited financial statements for the year ended January 31, 2007, it has been unable to file financial statements within the time period set out by the securities regulatory authorities, for the quarter ended April 30, 2007.

Other than disclosed herein, the Company advises that there is no other material information concerning the affairs of the Company that has not been generally disclosed.

  Management of the Company believes that the 2007 financial statements and related management discussion and analysis will be completed and filed by September 5, 2007, but there can be no assurance that this date will be met. Notwithstanding any of the foregoing, the Company may be subject to an issuer cease trade order without further notice as the financial statements will not be filed within two months after the Notice of Default, which was issued on June 8, 2007.

ON BEHALF OF THE BOARD OF DIRECTORS
"Jeffrey J. Ciachurski"
Jeffrey J. Ciachurski
Chief Executive Officer
The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

  Certain statements included herein are "forward-looking statements" as defined by the Private Securities Litigation Reform Act of 1995. Management cautions that forward-looking statements are not guarantees and that actual results could differ materially from those expressed or implied in the forward-looking statement. Important factors that could cause the actual results of operations or financial condition of the Company to differ include, but are not necessarily limited to, the risks and uncertainties discussed in documents filed by the Company with the Securities and Exchange Commission.